Exhibit 99.3

CERTIFICATE OF QUALIFICATION

1, Anthony E. W. Crews, a principal with The MINES Group, Inc. with business address at 1325 Airmotive Way Suite 175U, Reno, Nevada, USA do hereby certify that:

1.	I have supervised the preparation of the report titled, Minefinders Corporation, La Bolsa Project, Preliminary Feasibility Study.

2.	A site visit was completed by Anthony Crews and Kenneth Myers who provided the geotechnical, leach pad facility preliminary design estimate for the Project.

3.	I hold a BSc. degree in Civil Engineering from the University of the Witwatersrand, Johannesburg, South Africa.

4.	I have practiced my profession continuously since 1976.

5.	I am a registered Civil Engineer in the State of Nevada, USA, Number C8427.

6.	I am a Principal with The MINES Group, Inc., an Engineering firm specializing in Civil, Geotechnical and Environmental Engineering.

7.	I have not received, nor do I expect to receive, any interest, directly or indirectly, from Minefinders Corporation Ltd., or of any affiliate thereof.

8.	I have had no involvement with the property that is the subject of this Preliminary Feasibility Study.

9.	By reason of education, experience and independence, I meet the definition of Independent Qualified Person as outlined in National Instrument 43-101.

10.	I am not aware of any omission which makes the technical report misleading.

11.	I hereby give my permission to include this Report, or the summary thereof, in any document to be filed with any appropriate regulatory authority.

12.	This Report has been prepared according to the recommendations and guidelines established by National Instrument 43-101.

DATED at Reno, Nevada this 9th day of August 2010.

/s/ Anthony E. W. Crews
Anthony E. W. Crews, Principal with The MINES Group, Inc.

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